SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2018 and 2017

CREDIT BALANCES	$	-
DEBIT BALANCES		-
EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS	$	-
REQUIRED DEPOSIT	$	-

NOTE: The Company is exempt according to the provisions of Rule 15c3-3 (k)(2)(i).

SCHEDULE 3 - COMPUTATION FOR DETERMINATION OF PAB ACCOUNT
RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2018 and 2017

TOTAL PAB CREDIT ITEMS	$	-
TOTAL PAB DEBIT ITEMS		-
RESERVE COMPUTATION		
Excess of total PAB debits over total PAB credits		-
REQUIRED DEPOSIT	$	-

NOTE: The Company is exempt according to the provisions of Rule 15c3-3 (k)(2)(i).